

Mail Stop 7010

May 8, 2007

By U.S. Mail and Facsimile

Ms. Maureen T. Mullarkey
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2006**
> **File No. 001-10684**

Dear Ms. Mullarkey:

We have reviewed your response letter dated April 11, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2006

Liquidity and Capital Resources, page 36

Stock Repurchases, page 38

1. We note your response to prior comment five, however, it is still not clear to us how you determined that both transactions should have been classified as equity under EITF 00-19. In this regard, you indicate that the ASR and the SSR qualified for equity classification under paragraphs 8 and 12-32 of EITF 00-19 "...because under all circumstances settlement was based only on IGT's stock price." As indicated in paragraph 8 of EITF 00-19, we assume that either (i) the contracts require physical settlement or net-share settlement or (ii) if the contracts give the company a choice of net-cash settlement or settlement in its own shares, you met the criteria set forth in paragraphs 12-32. Please advise. If necessary, please provide your detailed analysis of paragraphs 12-32.

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Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

  If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

       Sincerely,

       John Cash
       Accounting Branch Chief